Exhibit 99.1

For Immediate Release

Media Contact:	Investor Contacts:

Laura Brandlin	MKR Group Inc.
Director, Communications	Todd Kehrli
+1 (949) 783-1545	+1 (323) 468-2300
laura.brandlin@kofax.com	kfx@mkr-group.com

Cancellation of London Listing

Irvine, CA, March 31, 2015 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of software to simplify and transform the First Mile™ of customer engagement (the “Company”), announces that following shareholder approval at a special general meeting held on February 9, 2015, at 8.00 a.m. (UK time) today the UK Listing Authority cancelled the listing of the Company’s shares (ISIN BMG5307C1055) (“Shares”) on the premium segment of the official list maintained by the UK Financial Conduct Authority and the London Stock Exchange cancelled the trading of the Shares on London Stock Exchange plc’s main market for listed securities. The Shares will continue to trade on the NASDAQ Global Select Market.

About Kofax

Kofax is a leading provider of software to simplify and transform the First Mile™ of customer engagement. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

© 2015 Kofax Limited. Kofax is a registered trademarks and First Mile is a trademark of Kofax Limited.

Source: Kofax